B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

         BOS GRANTED TEMPORARY NASDAQ LISTING QUALIFICATIONS EXCEPTION

Teradyon, Israel - April 2, 2003 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC, TASE:BOS) announced today that the Nasdaq Listing Qualifications Panel has granted it a temporary exception from compliance with certain Nasdaq National Market requirements.

       BOS had previously announced that it had received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq's minimum bid price and shareholders' equity requirements for continued listing on the National Market. BOS requested a hearing, which was held on February 13, 2003.

       As a result of the hearing and supplemental information presented to the Panel by BOS, the Panel, in a letter dated March 31, 2003, advised BOS that the Panel was of the opinion that the Company had presented a definitive plan that will enable it to evidence compliance with all requirements for continued listing on The Nasdaq National Market within a reasonable period of time and to sustain compliance with those requirements over the long term. Accordingly, the Panel determined to continue the listing of the Company's securities on the Nasdaq National Market pursuant to the following exception:

1. On or before April 11, 2003, the Company must file a proxy statement with the SEC and Nasdaq evidencing its intent to seek shareholder approval for a reverse stock split sufficient to satisfy the $1.00 bid price requirement;

2. In addition, on or before April 11, 2003, the Company must make a public filing with the SEC and Nasdaq evidencing shareholders' equity of at least $10,000,000. The filing must contain a balance sheet no older than 45 days including pro forma adjustments for any significant events or transactions occurring on or before the filing date;

3. On or before May 15, 2003, the Company must file a Form 6-K for the quarter ending March 31, 2003 with the SEC and Nasdaq evidencing shareholders' equity of at least $10,000,000; and

4. On or before June 2, 2003, the Company must demonstrate a closing bid price of at least $1.00 per share; immediately thereafter, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days.

ABOUT BOS

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets technologically complex, multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability. The IP Telephony line offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure. The legacy line provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

BOS was established in 1990 and became a public company traded on the NASDAQ National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 nyellin@netvision.net.il.

Please visit our website, http://www.boscorporate.com.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.